UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated April 10, 2013, announcing the Company has acquired additional 14,153 shares of Asia Offshore Drilling Limited.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated April 16, 2013, announcing the Company's secured a three-year contract for the ultra-deepwater newbuild drill-ship, West Neptune.

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated April 23, 2013, announcing that the Company has acquired additional 100 shares of Asia Offshore Drilling Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)
Dated: April 26, 2013

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Seadrill reach 66.23% ownership in Asia Offshore Drilling Limited

Hamilton, Bermuda, April 10, 2013 - Seadrill Limited ("Seadrill") has today acquired additional 14,153 shares of Asia Offshore Drilling Limited (the "Company", OSE: AOD). The shares were acquired at price NOK28.70 per share.

Following this acquisition, Seadrill will be the owner of 39,739,547 shares in the Company, corresponding to 66.23% of the total number of outstanding shares in the Company.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Seadrill secures a three-year contract for the ultra-deepwater newbuild West Neptune

Hamilton, Bermuda, April 16, 2013 - Seadrill has signed a contract with LLOG Bluewater Holdings, LLC, for employment of  the new-build drill-ship, West Neptune, offshore Gulf of Mexico.  The contract duration is a minimum of three years plus an option for a one-year extension at mutually agreed rates. The potential revenue for the primary contract term is approximately US$662 million.  The West Neptune is expected to be delivered to Seadrill from the Samsung Heavy Industries shipyard in Geoje, South Korea, in early June 2014.  The rig will be outfitted to work in up to 10,000' of water and is capable of water depths up to 12,000' and drilling depths up to 37,000'.

Fredrik Halvorsen, CEO and President of Seadrill Management Ltd. says in a comment, "We are delighted to have signed our first contract with LLOG, a leading independent operator in the Gulf of Mexico. This award complements our expanding deepwater operations in the area with Seadrill's fleet growing to six ultra-deepwater units within the US and Mexican Gulf of Mexico over the next 18 months. In addition, this contract brings Seadrill's order backlog to US$20.9 billion. We continue to experience strong demand for premium ultra-deepwater rigs and expect to further increase our backlog and earnings visibility in the next months as our additional ultra-deepwater units under construction secure term contracts.

Scott Gutterman, President and CEO of LLOG, added: "The West Neptune will be the first dual BOP rig in the Gulf of Mexico for LLOG.  LLOG will initially utilize the rig to perform completions of our Delta House wells.  Having two BOP's will allow LLOG to complete our wells efficiently saving up to 12 days per completion.  Execution of this contract is another key step in accelerating the drilling and development of our extensive portfolio of exploration prospects in the Gulf of Mexico. Seadrill is an outstanding company and we are looking forward to the business relationship."

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.3

SDRL - Seadrill increases ownership in Asia Offshore Drilling Limited

Hamilton, Bermuda, April 23, 2013 - Seadrill Limited ("Seadrill") has today acquired additional 100 shares of Asia Offshore Drilling Limited (the "Company", OSE: AOD). The shares were acquired at price NOK28.70 per share.

Following this acquisition, Seadrill will be the owner of 39,739,647 shares in the Company, corresponding to 66.23% of the total number of outstanding shares in the Company.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.